SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes          No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                       )

Table of contents

-	Press release dated November 22, 2017;
-	Press release dated November 25, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Roberto Ulissi
Name:	Roberto Ulissi
Title:	Corporate Affairs and Governance - SEVP

Date: November 30, 2017

Rome Prosecutor’s order: Eni denies any wrongdoing

Rome, 22 November 2017 – Eni informs that Rome Prosecutor ordered the preventive seizure of the measurement devices for oil products in the company’s refineries and storages in Italy. This measure is part of an ongoing investigation performed by the Prosecutors offices of Prato and Frosinone since 2010 and by the Prosecutors office of Rome since 2014 that the company had already disclosed. The investigations were then unified and entrusted to Rome’s prosecutors office. Eni has always ensured the maximum cooperation with judiciary authorities, in order to clarify its reasons and to support the correctness of its operations, and always denied any alleged illicit action.

Within this investigation, Eni has always been the offended party.

Considering the consequences that might derive, as an effect of the seizure, from a total stop of the refining and fuel supply activities, Eni will request the possibility to continue using the measurement devices to allow the continuation of the activities and to reduce the impact for clients, services and the company itself.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

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Eni: preventive seizure of measurement devices in refineries and deposits has been lifted

Rome, 25th November 2017 – Eni today received the decree issued notice from the Public Prosecutor’s Office of Rome which establishes the revocation of the preventive seizure, executed on 22 November 2017, of oil products measurement devices in the company’s refineries and storage facilities in Italy. The decision has been taken following commitments made by the company, which is a third party not under investigation.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Free phone for shareholders (from Italy): 800940924

Free phone for shareholders (from abroad): + 80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com